Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Board Of Directors’ Meeting held on March 4, 2009

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39                    NIRE 35.300.109.724

MINUTES OF THE BOARD OF DIRECTORS’ MEETING (01/2009)

Date, Time and Location:
March 4th, 2009 at 2:30 p.m. at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343, 9th floor, in the City and State of São Paulo.

Presence:
Members of the Board of Directors, as per signatures below, including attendance of some members via telephone.

Discussed and approved matters:

1.
The Members of the Board were informed about and have approved the contract, by the wholly-owned subsidiary of the Company, Companhia Brasileira de Petróleo Ipiranga (“CBPI”), of a bank credit facility (CCB) with Caixa Econômica Federal - CEF, in the total amount of R$ 500,000,000.00 (five hundred million reais), with interest rate equivalent to 120% of the daily average rate of the Interbank Deposit Certificate (CDI) per annum, released by the Brazilian Clearing and Custodian Agency (Central de Custódia e Liquidação Financeira de Títulos - CETIP), with a 36-month term and a 24-month grace period with quarterly interest payments and monthly amortization of principal plus interest for a 12-month period ( "CCB").

(Minutes of Board of Directors Meeting of Ultrapar Participações S.A., held on March 4th, 2009)

2.
Due to CCB, the Board of Directors authorized the Company to guarantee CBPI’s obligations under the CCB agreement and approved the Company’s Officers to execute all documents related to such agreement, as well as to perform all necessary acts for the effectiveness of the guarantee.

Observations: the above matters were approved by all board members attending the meeting, except for board member Renato Ochman, who abstained from voting.

Once there were no further matters to discuss, the meeting was closed and the minutes of this meeting were transcribed, read and approved by all the undersigned board members present. aa) Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho – Vice-President; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Renato Ochman; Nildemar Secches; Luiz Carlos Teixeira – Board Members.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, which has been entered in the appropriate registration book.

Paulo Guilherme Aguiar Cunha
Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 9, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

(Board Minutes)